PLANK & BRAHM
A Legal Professional Association

DONALD T. PLANK
RICHARD C. BRAHM
MARK A. PETERSON
MICHAEL F. RYAN
FRANKLIN E. ECK, JR.
CATHERINE A. CUNNINGHAM
DAVID WATKINS
AARON M. GLASGOW

145 E. RICH STREET
COLUMBUS, OHIO 43215-5240
TELEPHONE (614) 228-4546
TELECOPIER (614) 228-1472
E-MAIL: email@plankbrahm.com

November 1, 2006



VIA UPS NEXT DAY AIR

U.S. Securities and Exchange Commission
450 Fifth Street N.W., Stop 3-4
Washington, DC 20549

> **Re: Portage Bancshares, Inc. (the "Company")**
> **First Amendment to Form 1-A**
> **File No. 24-10152**

Dear Sir or Madam:

On behalf of the Company and pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we enclose herewith for filing with your office the following documents in response to the letter, dated September 11, 2006, from John Reynolds, Assistant Director, to William E. Hale (the "Comment Letter"):

1.   Seven (7) copies, one (1) of which has been manually signed, of the First Amendment to Form 1-A including all exhibits not previously filed; and

2.   Three (3) black-lined copies of the First Amendment to Form 1-A indicating all changes made to the previous Form 1-A filed with the Commission on or about August 2, 2006. The enclosed black-lined copies have not been Bates-stamped due to the fact that the black-lining would cause the Bates-stamped numbers to be inconsistent with the Bates-stamped numbers on the enclosed clean copies of the First Amendment to Form 1-A.

The following responses are made to the comments contained in the Comment Letter. Each response corresponds to the numbered comments contained in the Comment Letter, a copy of which has been enclosed for your convenience.

Comment No. 1

The Company presently intends only to offer the securities in the State of Ohio. However, if necessary in order to sell all of the securities being offered, the Company may make limited offers and sales to existing shareholders which are located in other states. The referenced section of Part I has been revised accordingly and now lists each of the states where shareholders of the Company currently reside. The corresponding applicable sections of the Offering Statement have been revised as well.

Comment No. 2

The fourth paragraph of the Offering Statement has been revised to include the word "promptly". In addition, such revision has also been made to the language in the "PLAN OF DISTRIBUTION" section, Section 3 of the Subscription Agreement as well as Section 5 of the Escrow Agreement.

Comment No. 3

The referenced language on page 5 of the Offering Statement has been revised to indicate that the Company does intend to use a portion of the net proceeds of the offering to retire its subordinated debentures. In addition, the section of the Offering Statement entitled "USE OF PROCEEDS TO ISSUER" has been revised as well. Since this amount is definite, there is no need to describe what factors could change the retirement of the subordinated debt securities or any alternative plans if the maximum number of Shares is not sold.

Comment No. 4

An additional table has been included in the "DILUTION" section including the items described in referenced items (i), (ii) and (iii). Such additional information was added to the text of the referenced section as opposed to being added as a footnote. The Company believes that adding the requested information as a footnote would have been confusing to the reader and would have caused erratic pagination breaks.

Comment No. 5

A sentence has been added to the referenced section of the Offering Statement indicating that the date by which the minimum number of Shares must be sold will not be extended beyond March 31, 2007. This reconciles to the other disclosures that the offering will not be extended beyond March 31, 2007.

Comment No. 6

This will confirm the Company's understanding of rescission offerings (if any) and other procedures described by the Commission in Comment No. 6.

Comment No. 7

The referenced information with respect to purchases in the offering by affiliates has been added as requested. The limits on the purchases by such affiliates are the same terms as the limits placed on other non-affiliate purchasers. This disclosure has been added to this section of the Offering Statement and such purchase limitations are clearly described in other sections of the Offering Statement as well.

Comment No. 8

A new section entitled "Investment Services" has been added under the heading "DESCRIPTION OF BUSINESS". The material terms of the Investment Services Agreement with Infinex are included in such new section.

Comment No. 9

The section entitled "Subordinated Debentures" under the heading "DESCRIPTION OF BUSINESS" has been revised to include the information requested by the Commission. The "USE OF PROCEEDS TO ISSUER" includes a cross reference to the more detailed description of the subordinated debentures under such section.

Comment No. 10

The requested details on the demographics of the Bank's market area and competition has been added under the new section entitled "Market Area and Competition" under the heading "DESCRIPTION OF BUSINESS".

Comment No. 11

As noted by the Commission, the disclosures required by Industry Guide 3 only apply to registration statements. Offerings under Regulation A, pursuant to the terms thereof, are not registered offerings. Notwithstanding this fact, the Company voluntarily provided portions of the information contemplated by Industry Guide 3 in its initial filing with the Commission. In order to accommodate the Commission's request contained in Comment No. 11, the Company has included all of the additional information called for by Industry Guide 3 and has inserted all of such information in the section entitled "The Bank" under the heading "DESCRIPTION OF BUSINESS".

Comment No. 12

The additional disclosures requested by the Commission have been inserted in the section entitled "Market Area and Competition" under the heading "DESCRIPTION OF BUSINESS".

Comment No. 13

Please see the response to Comment No. 11 set forth above.

Comment No. 14

A new section entitled "Investment Policy of Bank" has been inserted under the heading "DESCRIPTION OF BUSINESS". Such new section of the Offering Statement includes all of the referenced information requested by the Commission.

Comment No. 15

Please see the response to Comment No. 11 set forth above.

Comment No. 16

Please see the response to Comment No. 11 set forth above.

Comment No. 17

As indicated by the Commission, there is no requirement under Regulation A to provide a Management Discussion and Analysis section. Notwithstanding the absence of such requirement, a new section has been added to the Offering Statement entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION". Information included in this new section provides considerable additional information not otherwise required by Regulation A.

Comment No. 18

The requested information has been included under the expanded section entitled "Subordinated Debentures" under the heading "DESCRIPTION OF BUSINESS".

Comment No. 19

The requested information has been included in the section entitled "Subordinated Debentures" under the heading "DESCRIPTION OF BUSINESS".

Comment No. 20

The Company has determined that reference to the phrase "pooled offering" was misleading and such phrase has been deleted from the Offering Statement.

Comment No. 21

The requested information has been added under the heading "DESCRIPTION OF PROPERTY".

Comment No. 22

The second paragraph under the heading "DESCRIPTION OF PROPERTY" already contains a brief description of Portage Land Company and its relationship to the Company. The individual shareholders of Portage Land Company are listed and the material terms of the former Lease Agreement are disclosed. Pursuant to Comment No. 23 below, a copy of the expired Lease Agreement with Portage Land Company has been attached as an exhibit. A sentence has also been added to indicate that Portage Land Company filed a Certificate of Dissolution with the Ohio Secretary of State on June 12, 2006. The Company is not aware of any additional material disclosures necessary concerning Portage Land Company or its relationship to the Company.

Comment No. 23

The former Lease Agreement with Portage Land Company has been included as an exhibit to the Form 1-A.

Comment No. 24

The requested information has been added to the appropriate biographies.

Comment No. 25

The requested information has been added to the referenced section of the Offering Statement

Comment No. 26

The requested revision and additional information has been added to the referenced section of the Offering Statement.

Comment No. 27

The requested updates have been made to the referenced section of the Offering Statement.

Comment No. 28

The requested information regarding the Bank's capital requirements has been included in a new section entitled "Capital" under the heading "SUPERVISION AND REGULATION".

Comment No. 29

Several documents pertaining to the Subordinated Debentures, Capital Securities of the Trust and Guarantee Obligations of the Company have been added as exhibits and the exhibit index has been revised accordingly.

Comment No. 30

Although the Commission has not specifically identified the language to which this comment is directed, the Company has deleted a portion of Section 13 of the Subscription Agreement in the hopes this will satisfy the Commission's comment.

Comment No. 31

Several of the referenced provisions of the Subscription Agreement have been removed as requested.

Comment No. 32

The requested revisions to the form of legal opinion have been revised as requested.

Comment No. 33

As disclosed in multiple locations in the Offering Statement, the Company's officers are limited to a president (William E. Hale), a secretary (Margaret F. Mascio-Medzie), a treasurer

(Thomas S. Siciliano) and two (2) vice presidents (Margaret F. Mascio-Medzie and Thomas S. Siciliano). The Company does not have an officer designation of "chief executive officer" or "chief financial officer". The Company believes that any implication in the Offering Statement or on the signature page to persons acting as "chief executive officer" and/or "chief financial officer" would be misleading and inaccurate. As a supplemental disclosure to the Commission, please be advised that the duties of William E. Hale, as president of the Company, are generally consistent with the typical duties of a chief executive officer. Please be further advised that the duties of Thomas S. Siciliano, as treasurer of the Company, are generally consistent with the typical duties of a chief financial officer. The Company does not believe that Regulation A requires the Company to elect a chief executive officer and/or a chief financial officer nor designate the president and/or the treasurer as holding such offices in fact. The signature page is accurate.

Comment No. 34

The financial statements attached to the enclosed First Amendment to Form 1-A have been revised in response to the Commission's comments contained in the Comment Letter.

Comment No. 35

As the 500 shares were earned by Mr. Coe, as stated in the agreement (100 shares per year from 1998 through 2002) between him and the Company. The correlating annual expense of $2,500 based upon the fair value of the shares ($25) on the date of grant in accordance with APB 25 was recorded each year offset by a liability. As of both December 31, 2005 and June 30, 2006, all 500 shares have been earned by Mr. Coe and as a result a $12,500 liability has been recorded in the interim or annual financial statements as Mr. Coe has not taken the necessary action on his part to actually take the shares. Disclosure of the $12,500 liability is not considered material to the interim or annual financial statements.

Comment No. 36

We revised Note 5 of the interim financial statements to include the intrinsic value of outstanding and vested stock options as of June 30, 2006 and December 31, 2005. No other additional disclosures were needed since there were no new grants or vesting of options since December 31, 2005.

Comment No. 37

The following information was added to Note 4 of the interim financial statements to better correlate with the disclosure on page 9 of the Offering Statement. The audited financial statements were not updated since the line of credit was obtained in February 2006.

"At June 30, 2006, the Bank had a cash management line of credit enabling it to borrow up to $15.0 million from the Federal Home Loan Bank of Cincinnati ("FHLB"). The line of credit must be renewed on an annual basis. There were no borrowings as of June 30, 2006 on the line of credit."

Comment No. 38

The minimum value methodology assumption was used in determining the fair value of the stock options granted. We added a line to the assumptions section in Note 1 of the interim and audited financial statements and disclosed "none" for the volatility.

Comment No. 39

We do not feel additional disclosure is warranted relating to any contingent compensation expense relating to employment prior to the vesting. The vesting period is through January 2007 and as of the interim financial statements and the response to these comments none of the individuals have left the company. Thus, no individual has received any benefit that they would not have received under the original terms. As part of management's determination on whether an employee is able to exercise (vest in) an award that otherwise would have expired unexercisable (unvested) pursuant to the award's original terms which would result in compensation expense, the Company has not had significant turnover since its incorporation, especially to individuals who received stock options. Since the likelihood of the individuals leaving the Company prior to the original vesting date prior to the modification was not probable and turnover has not occurred in the past, the contingent disclosure does not seem necessary.

Comment No. 40

The following disclosure was added to the Note 7 of the audited financial statements to describe the accounting treatment.

"Under FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as a liability, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust, as these are not eliminated in the consolidation."

Comment No. 41

An updated Consent from Crowe Chizek and Company LLC has been attached as an exhibit to the First Amendment to Form 1-A. The Company does not generally prepare the financial statements contemplated by Part F/S Items (1) and (2) on a quarterly basis and believes that the December 31, 2005 audited financial statements (as revised) and the interim financial statements for the period ended June 30, 2006 (as revised) are sufficient for the reasons that, since June 30, 2006, there have been no material acquisitions or dispositions of assets; there have been no significant changes in the results of operations or financial condition; there have been no material impairments; there have been no exit or disposal of activities; there have been no changes in capital ratios adequacy; there has been no change in the Company's certifying accountants; and there have been no departures of directors or principal officers. The Company intends to prepare audited financial statements for the twelve (12) month period ending December 31, 2006 and will amend the Company's Form 1-A with such financial statements at that time if necessary pursuant to the applicable provisions of Regulation A. The Company further believes that, because the subject filing is being made after ninety (90) days subsequent to the Company's most recent fiscal year (December 31, 2005), Items (1) and (2) of Part F/S only require that the financial statements be dated as of the end of the most recent fiscal year. In light of the foregoing and the inclusion by the Company of the Industry Guide 3 disclosures and Management's Discussion and Analysis section in the Offering Statement, the Company respectfully requests that the Commission accept the December 31, 2005 (audited) and June 30, 2006 (interim) financial statements as sufficient until such time as the Company's December 31, 2006 audited financial statements have been prepared.

In addition to the foregoing revisions, various additional changes have been made to the Offering Statement to correct typographical errors and other miscellaneous items. In addition, the anticipated offering expenses have been increased from $60,000.00 to $90,000.00 primarily due to the Commission's requirement to prepare Industry Guide 3 disclosures and a Management's Discussion and Analysis section. The net proceeds and dilution disclosures have been revised to reflect such increase in offering expenses. All of the additions and revisions to the Offering Statement (and exhibits) have been black-lined for your convenience.

Please notice that the enclosed First Amendment to Form 1-A also includes the following new and/or revised exhibits:

Exhibit No.	**Description**
(2)(e)	Certificate of Trust (Portage Bancshares Capital Trust I)
(2)(f)	Amended and Restated Declaration of Trust (Portage Bancshares Capital Trust I)
(3)(b)	Portage Bancshares, Inc. Debenture (Floating Rate Junior Subordinated Debt Securities Due 2034) Debenture Subscription Agreement Floating Rate Junior Subordinated Debt Security Due 2034) Floating Rate Capital Securities Purchase Agreement Capital Security Certificate Portage Bancshares, Inc. Guarantee Agreement
(6)(b)	Lease (expired)
(9)	First Amendment to Escrow Agreement
(10)(a)	Consent of Crowe Chizek and Company LLC
(11)	Form of Opinion of Plank & Brahm

The Company kindly requests notification from the Commission of the qualification of this First Amendment to Form 1-A as soon as possible.

I hope that the foregoing is responsive to each of the comments of the Commission contained in the Comment Letter. If you have any questions or require any additional information, please contact me at (614) 228-4546.

Thank you for your assistance.

Sincerely,



Mark A. Peterson

MAP:rla

Enclosures

cc: Richard J. Coe
        Richard C. Kloch, Jr., CPA